

Mail Stop 4628

March 2, 2018

<u>Via E-Mail</u>
Douglas A. Fell
Chief Financial Officer
Lancaster Colony Corp.
380 Polaris Parkway
Westerville, Ohio 43082

      Re: Lancaster Colony Corp.
              Form 10-K for the Fiscal Year Ended June 30, 2017
              Filed August 24, 2017
              File No. 000-04065

Dear Mr. Fell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Financial Statements

Note 8 – Business Segment Information, page 12

1.   We note that effective July 1, 2017 you changed your segment reporting structure to present two reportable segments: Retail and Foodservice from the previous one segment: Specialty Foods. Previously, in your Form 10-K for the fiscal year ended June 30, 2017, you also disclosed Net Sales for groups of similar products for Frozen and Non-frozen products to comply with FASB ASC 280-10-50-40. This disclosure is no longer provided in your new segment reporting in your Form 10-Qs for fiscal 2018 nor in the Form 8-K filed October 26, 2017 detailing your new segments.

        On page 3 of your Form 10-K for the fiscal year June 30, 2017, you detail ten food products under various brand names, as well as indicate that you manufacture and sell other products pursuant to brand license agreements and endorsement agreements. We note that under the Our Products tab on your website, www.lancastercolony.com, you detail certain brands. We also note from your Management's Discussion and Analysis in your Form 10-K on page 18 that certain product lines were factors contributing to your period-to-period changes in net sales. Additionally, in your first and second quarter 2018 Earnings Webcasts, you discuss the impact of certain product brands on your net sales.

Given the disclosures about core products and brands, please expand your disclosure to include revenue for each group of similar products to comply with FASB ASC 280-10-50-40. Please submit the revisions that you propose or explain to us why you believe this would not apply.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeannette Wong, Staff Accountant at (202) 551-2137 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources